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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-31508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2002 WASH, D.C. 354 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street Road
(No. and Street)

Feasterville	PA	19053-7817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mock — 215-322-7670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Concannon Gallagher Miller & Company, P. C.
(Name — *if individual, state last, first, middle name*)

Gateway Professional Center
2045 Westgate Drive, Suite 404, Bethlehem, PA 18017
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/19

OATH OR AFFIRMATION

I, David Mock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Sworn to and subscribed before me
this 28 day of FEB 19 2002

Signature

Pres

Title

Andrea M. Hehlinger
Notary Public

NOTARIAL SEAL
ANDREA M. HEHLINGER, Notary Public
Feasterville, Bucks County
My Commission Expires Nov. 10, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCANNON GALLAGHER MILLER & COMPANY, P. C.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Michael J. Gallagher, CPA
Michael R. Miller, CPA
William C. Mason, CPA
E. Barry Hetzel, CPA
Edward J. Quigley, Jr., CPA
John G. Estock, CPA
Howard D. Greiding, CPA
Robert A. Oster, CPA
Robert E. Vitale, CPA
John F. Sharkey, Jr., CPA
Victor J. Meyer, CPA
David C. Gehringer, CPA
Gerard D. Stanus, CPA
Robert M. Caster, CPA
Anthony M. Bragano, CPA
Kenneth P. Harmony, Jr., CPA

GATEWAY PROFESSIONAL CENTER
2045 WESTGATE DRIVE, SUITE 404
BETHLEHEM, PA 18017-7480

Mailing Address:
P. O. BOX 20770
LEHIGH VALLEY, PA 18002-0770
610.882.9800 FAX 610.882.9822
www.cgmco.com

INDEPENDENT AUDITORS' REPORT

Stockholders
Money Management Advisory, Inc.

We have audited the accompanying balance sheet of Money Management Advisory, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The data presented in the computation of net capital and reserve requirement disclosure accompanying the financial statements is presented only for supplementary analysis purposes and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Concannon, Gallagher, Miller + Company, P. C.

Bethlehem, PA
January 31, 2002

MONEY MANAGEMENT ADVISORY, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	41,258
Commissions receivable		48,433
Prepaid expense		11,433
Total Current Assets		101,124
IMPROVEMENTS AND EQUIPMENT (NET OF DEPRECIATION OF $38,448)		63,751
Total Assets	$	164,875

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Current portion of note payable	$	5,614
Accounts payable		3,000
Commissions payable		16,188
PA capital stock tax payable		4,000
Payroll taxes payable		11,909
Total Current Liabilities		40,711
LONG-TERM LIABILITIES		
Note payable – net of current portion		7,133
Total Liabilities		47,844
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 2,000 shares, authorized - issued and outstanding		100
Paid-in capital		15,000
Retained earnings		101,931
Total Stockholders' Equity		117,031
Total Liabilities and Stockholders' Equity	$	164,875

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

INCOME	
Commission income	$ 800,157
OPERATING EXPENSES	
Advertising	1,496
Auto expense	8,160
Commission	218,894
Computer expenses	7,365
Depreciation	14,950
Dues and subscriptions	224
Education	2,885
Insurance	39,071
Interest	2,359
Legal and accounting	6,678
Licenses and fees	9,903
Maintenance and repairs	14,045
Office expenses	19,393
Postage	19,627
Printing	7,859
Professional fees	7,102
Rent	44,000
Salaries – office	86,699
Salaries – officers	183,000
Sales expense	26,976
Taxes – payroll	14,878
Taxes – other	9,353
Telephone	12,790
Travel and entertainment	18,338
Utilities	10,411
	786,456
INCOME FROM OPERATIONS	13,701
OTHER INCOME	
Interest income	1,096
NET INCOME	$ 14,797

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Capital Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, JANUARY 1, 2000	2,000	$ 100	$ 15,000	$ 108,134
NET INCOME	0	0	0	14,797
STOCKHOLDER DISTRIBUTIONS	0	0	0	(21,000)
BALANCE, DECEMBER 31, 2001	2,000	$ 100	$ 15,000	$ 101,931

The accompanying notes are an integral part of the financial statements.

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 14,797
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	14,950
Changes in assets and liabilities	
Accounts receivable	29,255
Prepaid expenses	(6,953)
Accounts payable and accrued expenses	1,144
Net Cash Provided by Operating Activities	53,193
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of improvements and equipment	(21,948)
CASH FLOWS USED BY FINANCING ACTIVITIES	
Distributions to stockholder	(21,000)
Payments on notes payable	(4,822)
Net Cash Used by Financing Activities	(25,822)
INCREASE IN CASH	5,423
CASH, JANUARY 1	35,835
CASH, DECEMBER 31	$ 41,258

ADDITIONAL DISCLOSURES OF OPERATING CASH FLOWS

Interest Paid	$ 2,359

The accompanying notes are an integral part of the financial statements.

NOTE 1 Nature of Business And Significant Accounting Policies

Money Management Advisory, Inc. was incorporated in the Commonwealth of Pennsylvania on November 19, 1982 for the purpose of conducting business as a broker/dealer in securities. Revenues consist of commission income based assets under management for its clients.

The Corporation elected to operate as a small business corporation and therefore, no provision for income taxes is required.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash on the statement of cash flows consists of bank and money market accounts. The Company had no cash equivalents at December 31, 2001.

Commissions receivable are due from brokers and financial institutions and no allowance is provided for doubtful accounts. Commissions are recognized as income when earned and are received monthly.

NOTE 2 Improvements and Equipment

Improvements and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to ten year period. Repairs and maintenance costs are expensed as incurred.

NOTE 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $20,236 which was $15,236 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.364 to 1.

NOTE 4 Note Payable

The Company has an installment loan with PNC Bank due January 21, 2004 at a rate of 14.15% with monthly principal and interest payments of $598.42. The loan is secured by an automobile.

Maturities of the note payable at December 31, 2001 are as follows:

December 31,	
2002	$ 5,614
2003	6,535
2004	598
	$ 12,747

NOTE 5 Related Party Transactions

The Company currently leases its office facility from a shareholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

2002	$ 48,000
2003	48,000
2004	48,000
2005	48,000
2006	48,000
Thereafter	144,000

The rent can be increased based on consumer price index at the will of the lessor.

NOTE 6 Pension Plan

The Company has a simplified employee pension plan covering substantially all of its employees.

Participants are permitted to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute to eligible participants a percentage of the participant's salary.

The Company did not contribute for the plan year 2001.

NOTE 7 Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

MONEY MANAGEMENT ADVISORY, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001
SCHEDULE I

Aggregate Indebtedness	$ 47,844
Minimum Required Net Capital	$ 5,000
Net Capital	
Stockholder's equity	$ 117,031
Deductions	
Prepaid expenses	11,433
Accounts receivable – over 30 days	21,611
Improvements and equipment	63,751
	96,795
Net Capital	20,236
Minimum Required Net Capital	5,000
Capital in Excess of Minimum Requirement	$ 15,236
Ratio of Aggregate Indebtedness to Net Capital	2.364 to 1

MONEY MANAGEMENT ADVISORY, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS

AND NET CAPITAL WITH THAT OF THE REGISTRANT AS

FILED IN PART IIA OF FORM X-17a-5

DECEMBER 31, 2001

SCHEDULE II

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as Reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2001	$ 49,540
Reconciling Items	
Net Audit Adjustments	(1,696)
Aggregate Indebtedness as Computed on Schedule I	$ 47,844

NET CAPITAL

Net Capital as Reported by the Registrant in Part IIA of Form X-17a-5 as of December 31, 2001	$ 24,873
Reconciling Items	
Capitalization of asset	(21,948)
Depreciation adjustment	12,954
Miscellaneous audit adjustments	4,357
Net Capital as Computed on Schedule I	$ 20,236

CONCANNON GALLAGHER MILLER & COMPANY, P. C.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Michael J. Gallagher, CPA
Michael R. Miller, CPA
William C. Mason, CPA
E. Barry Hetzel, CPA
Edward J. Quigley, Jr., CPA
John G. Estock, CPA
Howard D. Gneiding, CPA
Robert A. Oster, CPA
Robert E. Vitale, CPA
John F. Sharkey, Jr., CPA
Victor J. Meyer, CPA
David C. Gehringer, CPA
Gerard D. Stanus, CPA
Robert M. Caster, CPA
Anthony M. Bragano, CPA
Kenneth P. Harmony, Jr., CPA

GATEWAY PROFESSIONAL CENTER
2045 WESTGATE DRIVE, SUITE 404
BETHLEHEM, PA 18017-7480

Mailing Address:
P. O. BOX 20770
LEHIGH VALLEY, PA 18002-0770
610.882.9800 FAX 610.882.9822
www.cgmco.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF INTERNAL ACCOUNTING CONTROL

To the Stockholders
Money Management Advisory, Inc.

In planning and performing our audit of the financial statements of Money Management Advisory, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provision of Rule 15c3.3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than the specified parties.

Concannon, Gallagher, Miller & Company, P.C.

Bethlehem, PA
January 31, 2002

MONEY MANAGEMENT ADVISORY, INC.

DECEMBER 31, 2001 AND 2000

CONTENTS

Money Management Advisory, Inc.

December 31, 2001 and 2000

Financial Statements and Independent Auditors' Report

Concannon Gallagher Miller & Co., P.C.
Certified Public Accountants and Business Consultants